02034271

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golda Kuyumculuk Sanayi

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5223 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/23/02

GOLDAS ANNUAL REPORT 200



(US$ mn)	December 31, 2000	December 31, 2001	Change
Total Assets	50	56	13%
Net Sales	151	181	21%
Operating Profit	14	21	56%
Net Profit	11	19	72%



EPS
USc
0.1
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
1998
1999
2000
2001



Net Sales
US$ mn
200
180
160
140
120
100
80
60
40
20
0
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001



Net Profit Margin
14%
12%
10%
8%
6%
4%
2%
0%
1998
1999
2000
2001

ROAA


70%
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001

ROAE


120%
100%
80%
60%
40%
20%
0%
1998
1999
2000
2001

Goldaş Relative to ISE-100 Index


1.4
1.3
1.2
1.1
1
0.9
0.8
12/2000
2/2001
4/2001
5/2001
6/2001
8/2001
9/2001
11/2001
12/2001
2/2001


US$ mn
US$ mn
Goldaş average daily volume (left axis)
Goldaş's Mcap. (right axis)
12
10
8
6
4
2
0
100
90
80
70
60
50
40
30
20
10
0
12/2000
2/2001
4/2001
5/2001
6/2001
8/2001
9/2001
11/2001
12/2001
2/2001

Goldaş P/E


4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
1/2001
2/2001
3/2001
4/2001
5/2001
6/2001
7/2001
8/2001
9/2001
10/2001
11/2001
12/2001
1/2002
2/2002

Dear shareholders and Goldaş friends,

We are continuing to proceed into the 2000s, during which the changing process has been accelerated all over the world. Although the general economic conditions in 2001 did not meet expectations, the increase in exports and development in the tourism sector have been positive indications for our country. The export revenues of 2001 have exceeded US$30 bn for the first time in the history of Turkey and reached US$31 bn. Based on official figures, revenue from tourism reached the level of US$7.5 bn during the first ten months of 2001, and increased by 8.8%, compared to the same period of the previous year.

We believe that we are an innovator in the Turkish Jewellery Sector through our continuous and steady R&D studies, utilization of advanced technology, our gift concept which is an important innovation in our sector, and our contemporary fastidious shop-keeping. In spite of adversities in the economy, we have continued to have a successful graphic. These indications, such as production, sales and income figures of our financial statements, have undergone an independent audit, and are considered as concrete evidence of our success. The Goldaş chain stores and our active studies directed to the tourism sector have played an important role with respect to our performance in the local market. In addition to opening new stores to give a more widespread service to Turkish consumers, we have executed license agreements with companies such as Walt Disney, Warner Bros, and have produced jewellery in the form of worldwide famous characters. Based on our vision to develop Goldaş as a completely global institution, we have introduced our products to consumers in 29 countries working through our representatives in foreign countries, and have created an active marketing network, thereby making important progress in becoming a world trademark. We are in our final phases of opening our Dubai, Moscow and Germany representative offices to add to the existing ones in New York and London. Meanwhile, we are continuing our studies to open and to develop Goldaş chain stores in various foreign countries.

Dear shareholders, I would also like to mention the performance of our stocks on the Istanbul Stock Exchange (ISE). Obviously, the economic crisis has had serious effects on the ISE. The most important result with respect to the investors has been the unsatisfactory return of ISE stocks. In spite of such conditions, thanks to the high operational and financial performance of our company, our stocks overperformed the ISE-100 index. In other words, while the ISE -100 index had a nominal increase of 18% since the beginning of 2001 to date, our stocks had a return of 30%. We consider such a result as the investors' purchase of performance, reliable management and development. Goldaş's free float rate has been increased from 7% to 39% to the favor of our investors.

In order to become a company with an institutional structure, we initially offered our stocks to the public on the ISE at the end of 1999.

In line with our vision to become a global company, we completed our ADR program in October 2001, and prepared our stocks to become an investment instrument both in the US and in other international markets. Thereafter, we listed our stocks on the Frankfurt Stock Exchange in December 2001, and we have registered 5.2 bn shares to be offered to foreign investors, in the manner that 1 ADR represents 5,000 stocks.


Vortag
Erster
5100
5082
5065
5047
5030

I would like to thank all our investors and friends for their trust and support in Goldaş. On behalf of our employees, we hope to continue such successful performance together with you in the forthcoming years.

Yours Sincerely,

Hasan Yalınkaya
Chairman of Board

Our "unconditional customer satisfaction" principle has always formed the basis of our strategy. We have continuously carried out R&D, production, retail operations, market research, quality assurance and training in line with this strategy.

New approaches in the Turkish Jewellery Sector...
Together with Goldaş Pazarlama, which is responsible for the sales of Goldaş products, we have developed a modern perception, very different to the traditional jewellery business. Our stores, developed with this new perception, have strengthened our relations with Turkish consumers. We have provided a comfortable and secure shopping atmosphere by giving priority to a more visual approach. This year we have determined our goal to further develop the gold and gift jewellery market concept, which was originally formed in 1999, in order to serve a larger number of customers. We are aware of the fact that we should get to know our customers more closely and fully understand their needs and preferences in order to achieve our goals. Therefore, we are carrying out customer profile research and analysis as well as opening new stores, thereby, reaching other cities and countries. We believe that the best way to guarantee customer loyalty is by procuring a continuity of customer relations and improving it by adding new emotions. Hence, we give great importance to training in retailing and marketing concepts period. These concepts have an essential and critical role in production, sales and service, and customer research. With three new stores opened in 2001, Goldaş Pazarlama is now serving its customers at three locations in İstanbul, and, at one location each in Ankara, İzmir and Bursa. We, being the Goldaş chain stores, have set our goal for the next five years to reach a one-hundred-store network in Turkey and abroad.


GOLDAS



examples of our efforts are the Traditional Goldaş Jewellery Design Competition which is held in cooperation with media organizations, other competitions for amateur designers, and cultural publications.

Innovative and unrivalled in design...

Walt Disney cartoon characters were the first step of the licensed products progress we started in the 2000-01 season. We continue our design studies through agreements with some of the greatest companies of the world like Warner Bros, Gamma Media and New Line Cinema. In 2001, under a licensed agreement with Warner Bros, Goldaş began to produce jewellery based on the character "Harry Potter." Harry Potter has become the most



Successful steps abroad...

Our vision is to reach out to every point where there is demand for jewellery, and by implementing our expansion strategy through active marketing abroad, to offer our products in 29 countries. We will add Dubai and Moscow representative offices to our existing New York and London offices, which have had a leading role in the development of exportation by analyzing the world jewellery market. Next we plan to open new representative offices in Germany, Hong Kong and Italy. By participating in international fairs, where the leading companies of the world's jewellery market gather, we are using one of the most effective means of reaching large masses of customers. We, as Goldaş, especially



participate in big fairs which are held in great centers like Las Vegas, Orlando; London, Birmingham, Munich, Basel, Vincenza, Hong Kong and İstanbul. We will continue opening new stores abroad in accordance with our goal of being an international trademark. We foresee the tourism and fashion centers such as Dubai, Moscow, Dusseldorf, New York, Milan, London and Paris as the main links in our store chain.

Sales and marketing in the virtual environment of the new economy...

We have realized several innovations regarding the content and application of our internet site, which is another way to reach our customers. We have developed a unique and an efficient Goldaş Website, secured by "Global Sign."

Our social and sector based responsibilities...

Goldaş is aware of the leading role which it takes in the Turkish Jewellery Sector, and will continue working for the development of the sector. Some



loved character in the world by both children and adults. The symbols belonging to Harry Potter's magical world have stepped out into the real world after our Design Department re-interpreted them through gold. Apart from Harry Potter, classical Warner Bros cartoon characters are also being incorporated into our product variety day by day. In accordance with our goal of being a world-wide brand, we will continue to offer our customers new, well-known, and loved characters, while improving our style with qualified and prestigious products. In line with this, upon a protocol with "New Line Cinema", our latest studies have involved the famous ring used in "The Lord of the Rings" film. We are aiming to target





a large number of customers following the movie's release. Other projects we are focusing on are agreements that we have made with the leading Turkish sports clubs. We plan to use these club logos, trademarks and colors in our designs to produce various jewellery. In addition to jewellery designed for mass production, we have also added the "Body Jewellery" series to our show collection. Moreover, during 2001, we have added unusual and elegant VIP products, such as cigar cutters and piercers, ashtrays, business card boxes, table accessories, key holders, envelope openers, and paper clips.

High technology and environmental consciousness in production...

Our R&D, production and quality assurance departments are structured on the basis of customer satisfaction. These departments develop products that are technologically difficult to copy. At the same time, they ensure environmentally safe activities. In 2001, we continued our three-phased project which we had started the previous year. The first phase which was completed with the cooperation of the Turkish Technology Development Foundation has provided the opportunity of establishing a new laboratory to serve as the basis of our R&D studies. Our R&D laboratory, equipped with the latest technology, has four divisions, each having different features: raw chemical analysis, physical analysis, ICP-metalography and granulation system. We are proud of the fact that we are the first Turkish jewellery producer to collaborate our R&D activities with university research. The second and third phases of our project will also be in conjunction with the Turkish Technology Development Foundation. The studies which we have begun in 2002 will establish 3D design supported Rapid Prototyping Technology with the concept of concurrent, simultaneous engineering and the optimization of process parameters prior to production by the Taguchi Design of Experiments Methodology.







GOLDAŞ SUMMARY FINANCIAL STATEMENTS

	December 31, 2001	December 31, 2000
BALANCE SHEET (US$)		
Current Assets	55,436,746	48,420,301
Fixed Assets	944,558	1,260,345
TOTAL ASSETS	**56,381,304**	**49,680,646**
Short-term Liabilities	21,442,237	26,970,582
Long-term Liabilities	565,860	439,394
Shareholder's Equity	34,373,207	22,270,670
TOTAL LIABILITIES	**56,381,304**	**49,680,646**
INCOME STATEMENT (US$)		
Net Sales	**181,451,158**	**150,552,002**
Cost of Goods Sold	(156,573,248)	(133,166,732)
Gross Profit/Loss	**24,877,910**	**17,385,270**
Operating Expenses	(3,654,088)	(3,793,889)
Operating Profit/Loss	**21,223,822**	**13,591,381**
Other Revenues	28,785,746	4,366,934
Other Expenses	(10,795,023)	(2,759,170)
Financial Expenses	(16,293,261)	(2,685,842)
Profit/Loss Before Extraordinary Items	**22,921,284**	**12,513,303**
Extraordinary Revenues	525,213	12,329
Extraordinary Expenses	(764)	(128)
Profit/Loss Before Taxes	**23,445,733**	**12,525,504**
Taxes	-	-
F/X Translation Loss	(4,776,583)	(1,667,638)
Net Profit/Loss	**18,669,150**	**10,857,866**


Net Sales
Growth
US$ mn
200
180
160
140
120
100
80
60
40
20
0
53%
44%
21%
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001


Domestic Sales
Growth
US$ mn
140
120
100
80
60
40
20
0
111%
15%
32%
120%
100%
80%
60%
40%
20%
0%
1998
1999
2000
2001


Exports
Growth
US$ mn
70
60
50
40
30
20
10
0
128%
-13%
5%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
1998
1999
2000
2001

New store launches in 2001 by Goldaş Pazarlama, improvement in the tourism activities and our effective marketing efforts in foreign markets have been the underlying reasons behind the satisfactory growth in revenues.


Operating Profit
Growth
US$ mn
25
20
15
10
5
0
92%
56%
33%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001


Net Profit
Growth
US$ mn
20
18
16
14
12
10
8
6
4
2
0
73%
72%
39%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001

Improving sales and efficiency projects continue to support our mounting profit-growth line.

MAIN INDICATORS

	1998	1999	2000	2001
Profitability				
Gross Margin	9.4%	11.4%	11.1%	12.9%
Operating Margin	7.8%	9.8%	8.5%	11.1%
Net Margin	6.6%	7.5%	7.8%	11.6%
Return on Avg. Assets	37.5%	33.6%	31.4%	57.4%
Return on Avg. Equity	106.6%	68.3%	65.9%	95.8%
Working Capital				
Net Working Capital (US$ mn)	13	22	38	51
Receivable Days	33	49	45	44
Payable Days	29	31	46	49
Asset Quality				
Equity/Total Assets	35.1%	56.0%	44.4%	60.6%
Net Working Cap. /Total Assets	66.4%	91.6%	76.3%	91.4%
Fixed Assets/Total Assets	3.8%	1.5%	1.8%	0.7%
Liquidity				
Current Ratio	158.0%	240.9%	179.5%	258.5%
Quick Ratio	90.0%	163.2%	83.3%	137.2%
Debt Structure				
Short-term Debt/Total Dept	34.3%	35.3%	33.9%	30.9%
Leverage	183.6%	77.4%	104.0%	58.0%

The adversities both in the global markets and Turkey affected the ISE. Therefore, the ISE-100 index failed to yield profits in US$ terms.



USc
ISE-100 Index
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
12/2000
1/2001
2/2001
3/2001
4/2001
5/2001
6/2001
7/2001
8/2001
9/2001
10/2001
11/2001
12/2001
1/2002



Goldaş Relative to ISE-100 Index
1.4
1.3
1.2
1.1
1
0.9
0.8
12/2000
2/2001
4/2001
5/2001
6/2001
8/2001
9/2001
11/2001
12/2001
2/2001

As it is observed in the above chart, despite the adversities, Goldaş's operational and financial performance were appreciated by the investors and the stock overperformed the ISE-100 index. Since the beginning of 2001 to date, ISE-100 index increased by 18% in nominal terms, while the Goldaş shares yielded a 30% return during the same period. We attribute this overperformance to the appreciation of satisfactory operating results, consistent management and hence, continuous development.


US$ mn
US$ mn
Goldaş shares average daily volume (left axis)
Mcap (right axis)
12
10
8
6
4
2
0
100
90
80
70
60
50
40
30
20
10
0
12/2000
2/2001
4/2001
5/2001
6/2001
8/2001
9/2001
11/2001
12/2001
2/2001

The free float rate, which has been raised from 7% to 39% and the increasing trade volume of Goldaş shares were other positive developments for the investors. The average daily trading volume hovered around US$2 mn in the last month.


Goldaş P/E
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
1/2001
2/2001
3/2001
4/2001
5/2001
6/2001
7/2001
8/2001
9/2001
10/2001
11/2001
12/2001
1/2002
2/2002

I- Foreword

1- Period of the report

This report covers Goldaş's fiscal period that begins on January 1st, 2001 and ends on December 31st, 2001.

2- Name of the partnership

Goldaş Jewellery Industry Import Export Corporation (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)

3- Committees acting for the reporting period

Title	Name and surname	End of acting period	Work experience (*)
President	Hasan Yalınkaya	March 3rd, 2003	25
Deputy President	Mehmet Sedat Yalınkaya	March 3rd, 2003	25
Member	Gülten Yalınkaya	March 3rd, 2003	8
Member	Ferah Yalınkaya	March 3rd, 2003	7
Member	Prf.Dr.Durali Yılmaz	March 3rd, 2003	27
Member	Hüseyin Çelik	March 3rd, 2003	11
Member	Cumhur Taşdelen	March 3rd, 2003	14

Auditors

Enver Akarsu

Kemal Ulutepe

Auditors are acting until the General Assembly meeting audits the 2001 financial statements.

4- Amendments to the Articles of Association within the reporting term

There are no amendments.

5- Changes to the company's capital during the reporting term

Period	2001	2000
Registered capital	TL 55.000.000.000.000	TL 55.000.000.000.000
Paid-in capital	TL 20.800.000.000.000	TL 7.000.000.000.000

The pain-in capital had been increased from TL7,000,000,000,000 to TL8,000,000,000,000 with certificate number 2094 dated August 29, 2001 of the Capital Markets Board. This increase had been published in the Turkish Commercial Registration Gazette issue 5376 dated September 6, 2001. Subsequently, the pain-in capital has been increased to TL20,800,000,000,000 with certificate number 2262 dated September 25, 2001 of the Capital Markets Board. This increase has been published in the Turkish Commercial Registration Gazette, issue 104 dated October 3, 2001.

6- Dividends distributed

No dividends have been distributed within the last three years.

7- Shareholders of the company and their participation ratios

Title of the Partner	Share Amount (TL mn)	Share Ratio (%)
Yalınkaya Holding A.Ş.	12.765.999	61.37
Public shares	8.034.000	38.62
Other	1	0.01

8- Securities issued within the reporting term

There are no securities issued within the term of reporting.

9- Sector of the company and place of the company within that sector

Despite to the adversities both in the global and national economy, the Turkish Jewellery Sector performed its year 2001 operations assertively.

Against the crisis atmosphere and the devaluation resulting in demand decline, cost savings were undertaken with respect to the outlays other than raw material purchases. On the other hand, the devaluation caused foreign demand to increase for the goods produced in Turkey.

In addition, the developments in the tourism activities also enlivened the demand for the Turkish Jewellery Sector. As the only holder of ISO 9002 Quality Certificate, Goldaş continued to grow parallel to its sector.

Goldaş signed license agreements with "The Walt Disney Company Licensing (Europe, Middle East & Africa) S.A. and Warner Bros Consumer Products UK in order to enrich its product portfolio by producing famous characters in jewellery and hence, reach various consumer groups.

In order to increase its revenues and profits, the company also produces other jewellery designs having relatively-less price sensitive demand patterns.

With the aim of being listed in the international markets, Goldaş completed its ADR issuance to be traded in US OTC markets. Subsequently, Goldaş became quoted in the Frankfurt Stock Exchange.

II - Activities

A. Investments

The investment projects, which were jointly undertook with the Turkish Technology Development Foundation, regarding the pilot laboratory production of preliminary alloy equipment and the prototype of spiral chain machine have been completed.

Another collective project with the Turkish Technology Development Foundation is the establishment of 3D design supported Rapid Prototyping Technology with the concept of concurrent, simultaneous engineering and the optimization of process parameters prior to production by the Taguchi Design of Experiments Methodology.

B- Developments concerning the production of goods and services

Producing jewellery from gold and precious metals in its plant in Istanbul, Goldaş continued its high capacity utilization during 2001 thanks to its modern facilities and R&D activities.

1- Developments in goods and services in the field of activity
Changes in the produced amounts during the term of reporting (Gram)

Type	2001	2000	Change (%)
8K	31.806,66	49.149,10	-35,29
9K	136.487,16	37.226,51	266,64
10K	214.574,64	120.392,88	78,23
14K	3.542.037,77	3.735.529,18	-5,18
18K	3.648.699,47	3.872.353,99	-5,78
21K	675,80	-	-
22K	3.217.245,13	3.743.493,79	-14,06

2- Developments in the sales of goods and services in the field of activity
Changes in amounts of sales during the term of reporting (Gram)

Type	2001	2000	Change (%)
8K	42.241,63	55.671,40	-24,12
9K	137.449,95	65.932,90	108,47
10K	219.516,20	114.795,76	91,22
14K	3.638.119,92	3.908.195,14	-6,91
18K	5.335.570,57	4.219.886,75	26,44
21K	187.477,80	996.344,00	-81,18
22K	4.012.259,40	5.121.617,29	-21,66
24K	6.071.906,55	2.103.781,99	188,62
Silver	-	1.133,55	-
Alloy	164. 226,48	194.085,84	-15,38
Accessory (unit)	24.550,00	238.480,00	-89,71

3- Developments in output and productivity

Net sales increased by 21% in US$ terms. The production volume has been sustained at 11 tons level. The modernization projects and recruitment of qualified personnel were influential in the stabilization of production. Accordingly, the net profit margin has been increased and hence, the net profit displayed a 72% boost in US$ terms.

With respect to its R&D projects, Goldaş launched a branch in the Free Trade Zone of the Scientific and Technical Research Council of Turkey's Marmara Research Center, by the written approval of the Turkish Prime Ministry Foreign Trade Counsellorship's Free Trade Directorship.

C- Information on the financial status of the company

I- Basic Ratios

The basic financial situation, profitability and leverage ratios calculated based upon financial tables and information approved by the independent auditors, are as follows:

Ratios	2001	2000
Current ratio	2.58	1.79
Total debt / Total assets	0.39	0.55
Equity / Total assets	0.60	0.44
Operating margin	0.11	0.09
Return on Equity	0.55	0.50

2- Planned measures for improving the financial status of the company

The paid-in capital had been increased to TL8 trillion from TL7 trillion, through restricting the preemptive rights of existing shareholders and registering the newly-issued one billion shares to foreign investors. Subsequently, the paid-in capital has been increased from TL8 trillion to TL20.8 trillion through a bonus issue. In addition, it has been presented to the General Assembly to leave the year 2001 profit in reserves.

III- Administrative works

I- Top-level executives

Title	Name	Work experience (Year)
Managing Director	Mehmet Sedat Yalınkaya	25
Financial Coordinator	Hüseyin Çelik	11
Fund Management Coordinator	Cumhur Taşdelen	14
Director of International Relations	Çetin Binatlı	14
Budget and Finance Director	Muammer Erkan Şişman	32
Accounting Director	Sedat Ahmet Kınay	25
Production Director	Hüsnü Naci Bozkurt	17
Quality Director	Yavuz Yağcı	12
Marketing Director	Erhan Tuncelli	11
Advertising Director	Banu Yılmaz	14

2- Personnel breakdown

Out of 217 employees, 131 are employed as workers; 47 as officers; 13 as engineers and 26 are employed as managers.

3- Collective bargaining agreement applications

Collective bargaining agreement application does not exist in our company and personnel relations are conducted within the framework of the Labor Law.

4- Severance payments

Accrued severance payments of the employees is at TL211.8 bn level as of December 31st, 2001.

For the end of 2001, the amount reserved for severance payments is also TL103.1 bn.

5- Benefits to employees

All the benefits stated on Labor Law and related legislation are provided.

IV- Activities within the period between the end of reporting term and the General Assembly

An investment incentive certificate has been acquired from the Undersecretariat of the Treasury's Investment Incentive Directory. The certificate number is 029956 dated January 14, 2002 and covers TL2,534,393,000,000.

In line with the product portfolio enrichment efforts, Goldaş signed a preliminary agreement with NEW LINE CINEMA regarding the production of the ring used as the main object of the LORD OF THE RINGS movie.

Goldaş has recently signed new license agreements with the three biggest sports clubs of Turkey, namely Beşiktaş, Fenerbahçe and Galatasaray. Accordingly, Goldaş will utilize logo and colors of these clubs in its jewellery designs.

V- Profit distribution proposal and results

Out of TL26,875,491,700,206, the 2001 net profit of the company, we recommend and propose to the Board, to save the amount of TL1,343,774,585,010 as the 1st Division reserve fund, to leave the amount of remaining TL25,531,717,115,196 within the company as reserves.

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Balance Sheet (TL mn) as of December 31st, 2001

		CURRENT YEAR December 31st, 2001			PREVIOUS YEAR December 31st, 2000		
ASSETS							
I-CURRENT ASSETS				79.804.911			32.527.065
A- Liquid Assets			340.557			362.767	
1-Cash		314.927			134.984		
2-Banks		25.630			227.783		
3-Other Liquid Assets		-			-		
B- Marketable Securities			-			-	
C- Trade Receivables			42.004.169			14.735.191	
1-Customers	Not,11	42.004.169			14.735.191		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		-			-		
4-Other Trade Receivables		-			-		
5-Rediscounts On Notes Rec. (-)		-			-		
6-Provision For Doubtful Rec. (-)		-			-		
D- Other Receivables			67.911			158.063	
1-Due from Shareholders		-			-		
2-Due from Subsidiaries		-			-		
3-Due from Associated Companies		-			-		
4-Other Trade Receivables	Not,22	67.911			158.063		
5-Rediscounts on Other Notes Rec.(-)		-			-		
6-Provision For Other Doubtful Rec.(-)		-			-		
E-Inventories	Not,11		37.283.052			17.208.759	
1-Raw Materials and Supplies		3.477.622			1.416.450		
2-Semi Finished Goods		2.884.826			1.174.034		
3-Intermediary Goods		-			-		
4-Finished Goods		3.790.482			1.381.655		
5-Trade Goods		4.633.776			1.291.771		
6-Other Inventories		-			1.236		
7-Provision for Inventories (-)		-427.518			-212.033		
8-Advances given for Purchases		22.923.864			12.155.646		
F-Other Current Assets	Not,22	109.222	109.222		62.285	62.285	
II-LONG TERM ASSETS				570.549			603.839
A-Long Term Trade Receivables			1.268			18.346	
1-Customers		-			-		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		1.268			18.346		
B-Other Long Term Trade Receivables			-			-	
C-Financial Long Term Assets			-			-	
D-Long Term Fixed Assets	Not,8,11		106.855			93.843	
1-Land		-			-		
2-Land Improvements		-			-		
3-Buildings		-			-		
4-Machinery and Equipment		117.619			101.583		
5-Motor Vehicles		25.385			20.618		
6-Furniture and Fixtures		148.004			107.644		
7-Other Tangible Fixed Assets		-			-		
8-Accumulated Depreciation (-)		-184.153			-136.002		
9-Investments in Process		-			-		
10-Advances given for Purchases		-			-		
E-Intangible Fixed Assets	Not,11		454.449			485.990	
1-Establishment and Foundation Exp.		7.830			3.761		
2-Rights		112.396			104.303		
3-Research&Development Expenses		282.362			341.976		
4- Other Intangible Fixed Assets		51.861			35.950		
5-Advances to Suppliers		-			-		
F-Other Long Term Assets	Not,22	7.977	7.977		5.660	5.660	
TOTAL ASSETS		80.375.460	80.375.460	80.375.460	33.130.904	33.130.904	33.130.904

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Balance Sheet (TL mn) as of December 31st, 2001

		CURRENT YEAR December 31st, 2001			PREVIOUS YEAR December 31st, 2000		
LIABILITIES							
I-SHORT TERM LIABILITIES				**30.867.534**			**18.117.893**
A-Financial Liabilities			24.836.689			11.233.562	
1-Bank Loans		24.807.008			11.233.562		
2-Current Maturity Loans		-			-		
and Accrued Int.		-			-		
3-Other Financial Liabilities		29.681					
B-Trade Payables			2.822.208			3.887.676	
1-Suppliers	Not,11	2.819.817			3.887.676		
2-Notes Payables		-			-		
3-Deposits and Guarantees Received		-			-		
4-Other Trade Payables		2.391			-		
5-Rediscounts on Notes Payable (-)		-			-		
C-Other Liabilities			48.999			50.282	
1-Due to Shareholders		-			-		
2-Due to Subsidiaries		-			-		
3-Due to Associated Companies		-			-		
4-Accrued Expenses		-			-		
5-Taxes and Duties Payable		48.999			50.282		
6-Postponed Payables to		-			-		
Governmental Agencies		-			-		
7-Other Liabilities		-			-		
8-Rediscount on Notes Payable(-)		-			-		
D-Advances Taken		2.521.929	2.521.929		2.763.137	2.763.137	
E-Provisions Liabilities & Expenses			637.709			183.236	
1-Provision for taxes	Not,11	-			-		
2-Provisions for Other Debts&Liabilities	Not,22	637.709			183.236		
II-LONG TERM LIABILITIES				**814.593**			**295.169**
A-Financial Liabilities			602.743			186.464	
1-Bank Loans		-			-		
2-Bonds and Notes Issued		-			-		
3-Other Securities Issued		-			-		
4-Other Financial Liabilities	Not,22	602.743			186.464		
B-Trade Liabilities			-			-	
C-Other Long Term Payables			-			-	
D-Order Advances			-			-	
E-Provisions for Debt & Expenses			211.850			108.705	
1-Provision for Severence Payment	Not,11	211.850			108.705		
2-Provision for Other Debt&Expenses		-			-		
III-SHAREHOLDERS EQUITY				**48.693.333**			**14.717.842**
A-Share Capital	Not,2,3,4,5	20.800.000	20.800.000		7.000.000	7.000.000	
B-Capital Commitments (-)			-			-	
C-Share Premium		178.055	178.055		78.055	78.055	
D-Revaluation Fund			2.445			2.445	
1-Revaluation of Fixed Assets	Not,29	2.445			2.445		
2-Revaluations of Subsidiaries		-			-		
3-Revaluations of Share in Stock Exchange		-			-		
E-Reserves			837.341			343.407	
1-Legal Reserve		579.510			214.813		
2-Statutory Reserve		-			-		
3-Special Reserve		-			-		
4-General Reserve		257.831			128.594		
5-Cost Revision Reserve		-			-		
6-Income from Sale of Fixed Assets and Invest. to be Added to Share Capital		-			-		
F-Current Period Income, net		26.875.492	26.875.492		7.293.935	7.293.935	
G-Current Period Loss (-)				-			-
H-Accumulated Losses (-)				-			-
1-1997 Loss (-)		-			-		
2-1998 Loss (-)		-			-		
TOTAL LIABILITIES		**80.375.460**	**80.375.460**	**80.375.460**	**33.130.904**	**33.130.904**	**33.130.904**

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Income Statement (TL mn) for December 31st, 2001 - December 31st, 2000 Period

		CURRENT YEAR December 31st, 2001		PREVIOUS YEAR December 31st, 2000	
A-GROSS SALES			**231.676.846**		**93.839.766**
1-Domestic Sales		145.087.342		53.783.826	
2-Exports Sales		85.902.758		39.636.536	
3-Other Sales		686.746		419.404	
B-SALES DEDUCTIONS (-)			**-374.476**		**-**
1-Sales Returns (-)		-		-	
2-Sales Discounts (-)		-374.476		-	
3-Other Deductions (-)		-		-	
C-NET SALES			**231.302.370**		**93.839.766**
D-COST OF SALES (-)			**-201.354.990**		**-83.463.479**
GROSS INCOME			**29.947.380**		**10.376.287**
E-OPERATING EXPENSES (-)			**-4.273.834**		**-2.397.192**
1-Research and Development Expenses (-)	Not Bl. 11	-41.395		-80.453	
2-Marketing Selling Expenses (-)	Not Bl. 11	-728.186		-555.114	
3.General Administartion Expenses (-)	Not Bl. 11	-3.504.253		-1.761.625	
OPERATING PROFIT			**25.673.546**		**7.979.095**
F-OTHER OPERATIONAL INCOME			**28.576.859**		**2.751.867**
1-Participation Dividends			-		-
2-Dividends from Affiliates			-		-
3-Interest and Other Dividend Income		15.245		11.795	
4-Other Operating Income and Profit	Not Bl. 22	28.561.614		2.740.072	
G-OTHER OPERATIONAL EXPENSES (-)			**-11.712.389**		**-1.784.423**
H-FINANCIAL EXPENSES (-)			-16.221.036		-1.660.278
1-Financial Expenses (Short Term) (-)	Not,3	-16.221.036		-1.660.278	
2-Financial Expenses (Long Term) (-)		-		-	
PROFIT BEFORE EXTRAORDINARY ITEMS&TAX			**26.316.980**		**7.286.261**
I-EXTRAORDINARY INCOME			**559.277**		**7.744**
1-Non Operating Provisions		-		-	
2-Previous Period Income		-		-	
3-Other Extraordinary Income	Not Bl. 22	559.277		7.744	
J-EXTRAORDINARY EXPENSE			**-765**		**-70**
1-Non Operating Expense (-)		-		-	
2-Previous Period Expense (-)	Not,13	-167		-70	
3-Other Extraordinary Expense (-)	Not Bl. 22	-598		-	
INCOME BEFORE TAXATION			**26.875.492**		**7.293.935**
K-TAXATION CHARGE			**-**		**-**
1-Taxes Payable (-)		-			
NET INCOME FOR THE PERIOD			**26.875.492**		**7.293.935**

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Statement of Fund Flow (TL mn) as of December 31st, 2001

	CURRENT YEAR December 31st, 2001		PREVIOUS YEAR December 31st, 2000	
A-SOURCES OF FUNDS				
1-Funds from operating activities		27.535.498		8.110.824
a)Ordinary profit	26.316.980		7.286.261	
b)Depreciation (+)	227.722		184.641	
c)Other expenses that does not require fund outflow (+)	990.796		909.361	
d)Revenues that do not generate fund inflow (-)			-269.439	
2-Funds from extraordinary activities		558.512		7.674
a)Extraordinary profit	558.512		7.674	
b)Other expenses that does not require fund outflow (+)				
c)Revenues that do not generate fund inflow (-)				
3-Decrease in current assets		293.541		26.915
4-Decrease in fixed assets		17.078		
5-Increase in short term external liabilities		13.605.518		12.559.079
6-Increase in long term external liabilities		416.279		170.843
7-Capital increase (Cash Basis)		7.000.000		
8-Premiums of securities issued		100.000		
TOTAL FUND SOURCES		**49.526.426**		**20.875.335**
B-UTILIZATION OF FUNDS				
1-Utilization of funds for operating activities				
a)Ordinary loss				
b)Depreciation (+)				
c)Other expenses that does not require fund outflow (+)				
d)Revenues that do not generate fund inflow (-)				
2-Utilization of funds for extraordinary activities				
a)Extraordinary loss				
b)Other expenses that does not require fund outflow (+)				
c)Revenues that do not generate fund inflow (-)				
3-Tax and Similar Payments				142.462
4-Dividend Payments				
a)Paid From Previous Period's Profit				
b)Paid From The Reserves				
5-Increase In Current Assets		48.007.937		19.720.611
6-Increase In Fixed Assets		208.139		642.703
(Except Revaluation)				
7-Decrease In Short Term Liabilities		1.310.350		
8-Decrease In Long Term Liabilities				369.559
9-Decrease In Capital				
TOTAL FUNDS UTILIZATION		**49.526.426**		**20.875.335**

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Statement of Cost of Goods Sold (TL mn) as of December 31st, 2001

	CURRENT YEAR December 31st, 2001		PREVIOUS YEAR December 31st, 2000	
PRODUCTION COST		**91.848.105**		**51.155.112**
A-Direct raw materials and supplies	92.482.937		50.878.735	
B-Direct labor expenses (+)	702.841		381.835	
C- Manufacturing overhead expenses	373.119		212.684	
D-Work in process	-1.710.792		- 318.142	
1-Beginning of period inventory (+)	1.174.034		855.892	
2-End of period inventory (-)	-2.884.826		-1.174.034	
MANUFACTURING COST		**91.848.105**		**51.155.112**
E- Change in finished goods sold		-2.408.828		-438.616
1-Beginnning of period inventory (+)	1.381.655		943.039	
2-End of period inventory (-)	-3.790.483		-1.381.655	
I-COST OF MANUFACTURED GOODS SOLD		**89.439.277**		**50.716.496**
TRADE ACTIVITY				
A-Beginning of period trade goods inventory (+)	1.291.771		886.441	
B-Purchases within the period (+)	115.257.718		33.152.313	
C-End of period trade goods sold (-)	-4.633.776		-1.291.771	
II-COST OF TRADE GOODS SOLD		**111.915.713**		**32.746.983**
III-COST OF SERVICES SOLD		-		-
COST OF SALES (I+II+III)		**201.354.990**		**83.463.479**

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Statement of Profit Distribution (TL mn) as of December 31st, 2001

	CURRENT YEAR December 31st, 2001	PREVIOUS YEAR December 31st, 2000
A-DISTRIBUTION OF PROFIT FOR THE PERIOD		
1-Profit for the period	26.875.492	7.293.935
2-Previous year losses (-)		
3-Taxes payable (-)		
a-Corporate tax		
b-Income tax deductions		
c-Other tax and similar payments		
4-First order legal reserves (-)	1.343.775	364.697
NET PROFIT FOR THE PERIOD AVAILABLE FOR DISTRIBUTION	**25.531.717**	**6.929.238**
5-First dividend payment to the shareholders (-)		
a-To the owners of ordinary shares		
b-To the owners of preference shares		
6-Dividend payment to officers and workers		
7-Dividend payment to the Board of Directors		
8-Second dividend payment to the shareholders		
a-To the owners of ordinary shares		
b-To the owners of preference shares		
9-Second order legal reserves		
10-Statutory reserves		
11-Special reserves		
EXTRAORDINARY RESERVES		
B-DISTRIBUTION OF RESERVES		
1-Payments to the shareholders		
a-To the owners of ordinary shares		
b-To the owners of preference shares		
2-Dividend payment to officers and workers		
3-Dividend payment to the Board of Directors		
C-PROFIT PER SHARE (TL /%)		
1-To the owners of ordinary shares (TL / %)		
2-To the owners of preference shares (TL / %)		
D-DIVIDEND PAYMENT PER SHARE		
1-To the owners of ordinary shares (TL / %)		
2-To the owners of preference shares (TL / %)		

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Statement of Cash Flow (TL mn) as of December 31st, 2001

	CURRENT YEAR December 31st, 2001		PREVIOUS YEAR December 31st, 2000	
A-CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		**362.767**		**165.800**
B-CASH FLOWS WITHIN THE REPORTING PERIOD		**254.398.555**		**100.055.485**
1-Proceeds from sales activities		204.033.392		87.779.773
a)Net Sales	231.302.370		93.839.767	
b)Decrease in trade receivables account			3.685	
c)Increase in trade receivables account (-)	-27.268.978		-6.063.679	
2-Ordinary cash flow from other activities and profits		28.576.859		2.751.282
3-Proceeds flow from extraordinary revenues and profits		559.277		4.611
4-Increase in short term borrowings (not purchase related)		13.605.518		9.348.976
a)From securities issued				
b)Loans taken	13.603.127			
c)Other increases	2.391		9.348.976	
5-Increase in long term borrowings (not purchase related)		416.279		170.843
a)From securities issued				
b)Loans taken				
c)Other increases	416.279		170.843	
6-Proceeds from capital increase		7.000.000		
7-Proceeds from the premium of securities issued		100.000		
8-Other cash received		107.230		
C-CASH OUTFLOW WITHIN THE REPORTING PERIOD		**254.420.765**		**99.858.518**
1-Cash outflow arising from costs		222.922.269		93.507.250
a)Cost of sales	201.354.990		83.463.480	
b)Increase in inventory	20.503.047		13.253.873	
c)Decrease in trade payable accounts (arising from purchases)	1.067.859			
d)Increase in trade payable accounts (-) (arising from purchases)	-2.391		-3.210.103	
e)Depreciation, amortization of intangibles and depletion (-)				
f)Decrease in inventory (-)	-1.236			
2-Cash outflow for operating expenses		3.942.967		1.832.658
a)Research and development expenses	41.395		80.453	
b)Marketing selling and distribution expenses	728.186		555.115	
c)General administrative expenses	3.504.253		1.761.625	
d)Depreciation, amortization of intangibles and depletion (-)	-330.867		-564.535	
3-Cash outflows from other operating expenses and losses		10.830.399		1.784.423
a)Other operating expenses and losses	11.712.389		1.784.423	
b)Depreciation, amortization of intangibles and depletion (-)	-881.990			
4-Cash outflow for financial expenses		16.221.036		1.660.278
5-Cash outflow for extraordinary expenses and losses		765		69
a)Extraordinary expenses and losses	765		69	
b)Depreciation, amortization of intangibles and depletion (-)				
6-Cash outflow for fixed asset investments		208.139		561.819
7-Short term loans principal payments (not purchase related)		242.491		
a)Principal payments for securities				
b)Principal payments for loans taken				
c)Other payments	242.491			
8-Long term loans principle payments (not purchase related)				369.559
a)Principal payments for securities				
b)Principal payments for loans taken				
c)Other payments			369.559	
9-Tax and similar payments				142.462
10-Dividend payments				
11-Other cash outflows		52.699		
D-CASH AND CASH EQUIVALENTS, END OF PERIOD (A+B-C)		**340.557**		**362.767**
E-CASH INCREASE OR DECREASE (B-C)		**-22.210**		**196.967**

To the General Assembly of
Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)

Partnership's Title	: Goldaş Jewellery Industry Import Export Inc. (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Headquarters	: İstanbul
Capital	: TL20,800,000,000,000
Field of activity	: Manufacturing, export, marketing of gold jewellery, silver, precious metals
Name and assignment period of auditor or auditors and status of auditor or auditors, whether they are company shareholders-employees or not	: Kemal Ulutepe, Enver Akarsu. Their assignment period is one year and they are neither company shareholders, nor employees.
Number of the Board of Directors meetings participated and number of Board of Auditors meetings	: Participated in 33 Board of Director meetings. Board of Auditors meetings have been made on February 23rd 2001, April 27th 2001, June 22nd 2001, August 23rd 2001, October 30th 2001 and December 27th 2001.
Content, auditing dates and results of the analysis made on the financials statements, books and documents of the partnership	: General analysis has been made on February 23rd 2001, April 27th 2001, June 22nd 2001, August 23rd 2001, October 30th 2001 and December 27th 2001. As a result of our observation, we state that all records are appropriate.
Number and result of the counts made on partnership's cash balance according to Turkish Commercial Law's article number 353, 1st paragraph, 3rd clause:	: The company's cash balance has been investigated on February 23rd 2001, April 27th 2001, June 22nd 2001, August 23rd 2001, October 30th 2001 and December 27th 2001. As a result of our observation, we state that cash balance assets are appropriate with the accounting records.
Date and result of the investigations made on partnership's cash balance according to Turkish Commercial Law, article number 353, 1st paragraph, 4th clause:	: The company's cash balance has been investigated on January 31st 2001, February 23rd 2001, March 27th 2001, April 27th 2001, May 30th 2001, June 29th 2001, July 27th 2001, August 30th 2001, September 28th 2001, October 30th 2001, November 30th 2001 and December 25th 2001. As a result of our observation, we state that bonds are complete and appropriate with the book records.
Transfer and operations complaints and malpractice made for them	: Under the scope of article 356 of Turkish Commercial Law, there have been no applications found.

We have audited the accounts and transactions of Goldaş Jewellery Industry Import Export Inc (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.) for December 31st, 2001- December 31, 2000 period according to the Turkish Commercial Law, principal agreement of the partnership, other legislation and the generally accepted auditing standards. In our opinion, the attached balance sheet that we appropriated to its content, which is reported on December 31st 2001, represents the companies financial situation at that time. The income statement for the term January 1st 2001 - December 31st 2001 represents accurately the results of activities for the related period, dividend payment proposal of the Board of Directors are in parallel with the laws and principal agreement. We present the approval of balance sheet and income statement and clearing the Board of Directors' responsibility to your votes.

Kemal ULUTEPE | Enver AKARSU

Goldaş Jewellery Industry Import Export Inc (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.), January 1st, 2001 - December 31st, 2001 accounting period Independent Audit Report

We have audited the balance sheet and income statement of Goldaş Jewellery as of December 31st, 2001. Our audit was conducted in accordance with the generally accepted auditing rules, principles and standards and therefore, it covers the control of accounting entries related with calculations and transactions and other auditing methods and techniques that we considered necessary.

The company has two branches, one in AHL Free Trade Zone and the other in the Free Trade Zone of the Scientific and Technical Research Council of Turkey's Marmara Research Center. Tables accompanying the report are prepared in the "consolidated" way to include the revenues and expenses of the free trade zone branches.

In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goldaş Jewellery as of December 31st, 2001, and the results of their operations, and in conformity with the generally accepted accounting principles announced by the Capital Markets Board which are applied consistently with the previous year's accounting period.

Istanbul, February 11th, 2002

KAPİTAL YEMİNLİ MALİ MÜŞAVİRLİK A.Ş.
Correspondent Firm of RSM International

CELAL PAMUKÇU
Authorized Partner Head Auditor

Goldaş Jewellery Industry Import Export Inc (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.), Notes to Balance Sheet, as of December 31st, 2001

(Unless otherwise stated, in TL mn)

1- Enterprise's field of activity: It is the production and domestic and international sales of jewellery made of gold and silver.

2- Name, share ratio and share amount of partners having 10% and more of the capital:

	Dec. 31, 2001		Dec. 31, 2000	
Name-title	**Share ratio**	**Share amount**	**Share ratio**	**Share amount**
Yalınkaya Holding Corp.	61,37%	12.765.999.-	92,99%	6.510.000.-
Public	38,63%	8.034.000.-	7,01%	490.000.-

3- Privileges given to the shares representing the capital (separate as regards of class of shares and type of privileges):

Type	Class	Units	Privileges
Nominal Share	A	2.831.920.000.-	Electing the members of Board of Directors and auditors
Nominal Share	B	283.192.000.-	Electing the members of Board of Directors and auditors

4- The amount of registered capital of the company, is TL55,000,000 as of September 3rd, 2000, which has adopted the registered capital system following the article of Capital Markets Board dated April 22nd, 1999, number OFD/876-3587.

5- Capital increases made and its sources within period of reporting:

Dec. 31, 2001

Date	Amount	Cash	Reserves	Revaluation Fund	Premium of issue of shares
Sep. 6, 2001	1.000.000	1.000.000			-
Oct. 3, 2001	12.800.000	-	6.800.000	-	6.000.000

(Please refer to Balance Sheet Notes 33/b)

Dec. 31, 2000

Date	Amount	Cash	Reserves	Revaluation Fund	Premium of issue of shares
May 9, 2000	4.500.000	-	3.000.000	-	1.500.000

6- Securities other than the securities issued within the year: Does not exist. (Dec. 31, 2000: Does not exist.)

7- Securities representing the borrowing redeemed within the year: Does not exist. (Dec. 31, 2000: Does not exist.)

8- Fixed asset movements within the current period:

	Dec. 31, 2001	Dec. 31, 2000
a) Cost of purchased, manufactured or constructed tangible fixed assets	63.382.-	80.285.-
b) Cost of purchased or worn-out tangible fixed assets:	2.218.-	985.-
c) Increase in revaluation during the current period:	Does not exist.	(Dec. 31, .2000 Does not exist)

d) Of the ongoing investments.

i) Dec. 31, 2001: Does not exist.

ii) Dec. 31, 2000

Subject	:Manufacturing-Quality Improvement-Modernization-Enlargement
Total Amount	:1.354.700.-
Starting Date	:June 26, 1998
Completion Date	:Dec. 31, 2000
Completion Rate	:Investment has not started yet.

9- Total amount of investment discount that will be used in current and coming periods: Does not exist (Dec. 31, 2000: TL1.354.700) Please refer to Balance Sheet Notes 12

10- Debt-credit relationship of the enterprise with the shareholders, subsidiaries and the affiliated companies: Does not exist. (Dec. 31, 2000: Does not exist)

11- Changes made in valuation, inventory, depreciation writing methods applied on inventories and other balance sheet items, changes made on these and other accounting policies, monetary effects of these changes and possible developments and reasons that will change the assumptions regarding the continuity and periodicity assumptions of the enterprise:

a) Principle of preparation: As of December 31st, 2001, the accounting records and required books have been prepared according to the commercial and financial legislations in force, 2001 accounts are embodied in Sworn-in Financial Consultant full consent and they are recorded according to unified accounting system.

b) Foreign currency assets: Foreign currency assets and exchange differences in income statements are valued in accordance with the legislations, using the currency and banknote purchase values announced by the Ministry of Finance.

c) Valuation of credits and debts: Credits and debts are recorded in the balance sheet at their historical costs. Credits and debts in foreign currency terms are valued according to the currency purchase rate and selling rate respectively, announced by the Ministry of Finance.

d) Inventory: Inventory has been valued with FIFO method by using actual cost system. The company manufacturing and selling jewellery made of gold and silver, valued its period end inventory according to Corporate Tax Law and Capital Markets Board legislations. According to the Capital Markets Board XI/1 notification, Article 22, gold and other precious metals traded on stock exchanges and other organized markets are valued according to average of weighted average prices that occurred in the last 5 days before the day of balance sheet. Gold and other precious metals received within the 5 days before the day of balance sheet are valued with the lower one of the purchasing costs and weighted average price occurred in the day of balance sheet in the stock exchange or in the market. Under normal trading practices, gold and other precious metals whose market values are determined according to the gold or other precious metals they contain are also valued according to the method stated in this article. Surpluses based on valuations made according to the decrease of Capital Markets Board notification have been accounted under non-operative revenues and profits account.

e) Advances given: The same methodology with inventory valuation has been applied.

f) Tangible fixed assets: Machinery plant and equipment, vehicles, fixtures and fittings items in tangible fixed assets were amortized in a normal way and there have been no changes in their depreciation methods. In 1998, 1999 and 2000, revaluations have not been made and amortization was made through recorded entries and accounted under general administrative expenses item.

g) Intangible assets in the balance sheet:

aa) Research and development expenses regarding the manufacturing of new products, production method and system development projects are not written as direct expenses but stated as "Research and Development Expenses". In 5-year time, these expenses will be reflected in the relevant period expenses through their redemption in equal installments.

bb) Brand expenses are recorded under "rights" item. In 5-year time, these expenses will be reflected in the relevant period expenses through their redemption in equal installments.

cc) Foundation and organization expenses will be reflected in the relevant period expenses through their redemption in equal installments.

h)Taxes: Tax compensations have been made as of December 31st, 2001, according to the legislation in force.

i) Benefit severance: Debt burden for the personnel, who get the right for benefit severance payments according to the Labor Law, are calculated and added to the general administrative expenses item.

j) Revenues and expenses: Revenues and expenses are being accounted on the accrual basis.

k) Allocation of financial expenses: Part of financial expenses is recorded directly as expenses and some are reflected in raw material, production, merchandise and fixed asset costs and administrative expenses.

aa)*The calculation method for financial expenses that are reflected into costs:* Cost analysis has been made on a monthly basis by the company. Assumption is made that raw material purchases for related month have been provided by foreign exchange credit and the interest rate for the relevant amount is reflected to the costs. Based on the same principal, part of financial expenses are distributed to fixed assets and to production costs.

bb) The calculation method of the financial expenses that are reflected into administrative expenses: It is assumed by the company that 40% of general administrative expenses are financed by the loans. Financial expenses for that amount are reflected into related expense cost at the end of the month.

Numeric distribution of financial expenses has been explained in the 3rd note to the statement of income.

12- Information on the issues that arose after the closing of balance sheet and require explanation: The investment incentive certificate dated Jan. 14, 2002 covers TL 2,534,393 investment spending (Dec. 31, 2000: Does not exist.)

13- Conditional losses and profits on the basis of all kinds of conditions (the content of legal problems that will put the company into debt and may effect the end of term result): Does not exist. (Dec. 31, 2000: Does not exist.)

14- Information on accounting estimations that have a high impact on gross profit of the company and their financial effects: Does not exist. (Dec. 31, 2000: Does not exist.)

15- Total amount of mortgages and guarantees on assets: Does not exist. (Dec. 31, 2000: Does not exist.)

16- Total insurance value of assets: TL16.352.349 (Dec. 31, 2000: TL9.183.210)

17- Sum of mortgages and guarantees taken for credits: Does not exist. (Dec. 31, 2000: Does not exist.)

18- Sum of obligations that are not in liabilities account: The sum of certificate of warranties and letter of guarantees given to the banks for the credits used by the company are as follows: TL20.303.343

	Dec. 31, 2001	Dec. 31, 2000
Certificate of warranty	19.702.033.-	9.079.128.-
Letter of guarantees	601.310.-	123.000.-
Total	20.303.343.-	9.202.128.-

19- Amount of blocked deposits in banks: Does not exist. (Dec. 31, 2000: Does not exist.)

20- Information on the stock exchange market values of financial fixed assets and securities recorded on the balance sheet according to their historical costs and on the historical costs of financial fixed assets and securities that are recorded on the balance sheet according to their stock exchange market values: Does not exist. (Dec. 31, 2000: Does not exist.)

21- Securities and amount of issued securities, issued within the securities group by company partners, its subsidiaries and affiliates and the name of the issuer: Does not exist. (Dec. 31, 2000: Does not exist.)

22- The name and item amounts within the "other" item of the financial statements exceeding 20% of the total group amount 5% percent of total assets of the balance sheet:

BALANCE SHEET

	Dec. 31, 2001		Dec. 31, 2000	
D.4)Other short term receivables		**67.911.-**		**158.063.-**
-Export VAT that needs to be collected	67.911.-		158.063.-	
F)Other current assets		**109.222.-**		**62.285.-**
-Income Accruals	-		585.-	
-Advances	95.136.-		14.694.-	
-Advances to the personnel (travel)	1.136.-		18.177.-	
-Expenses for coming months	11.116.-		-	
-Tax and Fund to be paid in advance	1.834.-		294.-	
-The transferring VAT	-		28.535.-	
F)Other fixed assets		**7.977.-**		**5.660.-**
-Insurance expenses for future periods	7.977.-		5.660.-	
E.2.) Allowances for other Debt and Exp.		**637.709.-**		**183.236.-**
-Interest Accruals	637.709.-		183.236.-	
A.4) Other Financial Loans		**602.743.-**		**186.464.-**
-Loans for Research Project Fund	602.743.-		186.464.-	

INCOME STATEMENT

		Dec. 31, 2001		Dec. 31,2000
F.4) Income and profit				
from other operations		**28.561.614.-**		**2.740.072.-**
-Exchange Profit	23.330.707.-		2.414.459.-	
-Gold valuation revenue	5.228.340.-		262.084.-	
-Allowances for non-existing articles	-		7.357.-	
-Supported Premiums	-		56.172.-	
-Other	2.567.-		-	
G) Expenses and losses				
from other operations		**11.712.389.-**		**1.784.423.-**
-Exchange losses	10.756.962.-		1.109.269.-	
-Allowances for decrease				
in inventory values	931.521.-		675.154.-	
-Other	23.906.-		-	
I-3) Other extraordinary				
income and profit		**559.277.-**		**7.744.-**
-Cancellations, Returns, Deductions	-		4.395.-	
-Maturity Date Difference	288.042.-		-	
-Brand Fee	87.500.-		-	
-Participation Share to Common Expenses	8.500.-		-	
-Compensation for damages	-		330.-	
-Foreign Exchange Difference	124.110.-		-	
-R&D Incentive	38.205.-		-	
-Exposition&Exhibitions Participation Share	2.177.-		-	
-Other	10.743.-		-	
-Profit on Vehicle Sales			3.019.-	
J-3)Other Extraordinary				
Expenses and Losses		**598.-**		**-**
Record for REPO Adjustment	586.-		-	
Other	12.-		-	

23- Separately stated totals of receivables from the personnel and payables to the personnel that are within the "Other receivables" and "Other short and long term payables" items and exceed 1% of total balance sheet assets: Does not exist. (Dec. 31, 2000: Does not exist)

24- Totals of allowances for the doubtful receivables from partners, affiliates and subsidiaries and their debtors: Does not exist. (Dec. 31, 2000: Does not exist)

25- Allowances for doubtful receivables for the receivables that are due and undue (stated separately): Does not exist. (Dec. 31, 2000: Does not exist)

26- The inventory of subsidiaries and affiliates having managerial and indirect capital relationship with the company and the name, share amount and share ratio of the affiliates within the affiliated companies' account, the shareholders' profit and loss for the reporting period stated in the last financial statements, net profit and loss for the reporting period, whether it is prepared according to the standards of our Board, whether it is investigated by independent auditors, and how the auditor's report is issued in positive, negative and conditional respects.

The company has two branches, one in AHL Free Trade Zone and the other in the Free Trade Zone of the Scientific and Technical Research Council of Turkey's Marmara Research Center (TÜBİTAK). The information about the branch is as follows:

a) Dec. 31, 2001

Branch	Participation Stake %	Participation Amount	2001 Profit
AHL Free Trade Zone Branch	100	4.000.000.-	23.609.440.-
TÜBİTAK Free Trade Zone Branch	100	450.000.-	-691.- (*)

(*) The Scientific and Technical Research Council of Turkey's Marmara Research Center Free Trade Zone Branch had been publised on the Commercial Registration Gazette dated December 12, 2001 with number 5444. Since the branch had not paid-in capital as of 2001-end, the branch has not been included in the records of the company.

b) Dec. 31, 2000

Branch	Participation Stake %	Participation Amount	2000 Profit
AHL Free Trade Zone Branch	100	500.000.-	8.434.806.-

Independent external auditors have investigated 1998, 1999, 2000 consolidated financial statements of the company.

27- Amounts of free shares received from the capital increases made through internal sources in the affiliates and subsidiary companies: Does not exist. (Dec. 31, 2000: Does not exist)

28- Real rights and their amounts on the real assets: Does not exist. (Dec. 31, 2000: Does not exist.)

29- Revaluation made in the last three years on long-term assets: The company has not revalued its assets. (Dec. 31, 2000: The company had not revalued its assets.)

30- Receivables and payables that are in foreign currency terms and have no exchange rate guarantee and amount of foreign currencies in assets, separately stated and their conversion rates to Turkish Lira (in exact TL figures)

Dec. 31, 2001

CASH:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	152.428	1.438.559	219.276.671.252

BANKS:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	712,20	1.439.567	1.025.259.617
EURO	21,11	1.268.115	26.769.908

RECEIVABLES:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	16.810.798,35	1.439.567	24.200.270.548.315

ADVANCES GIVEN:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	8.776.576,01	1.439.567	12.634.469.196.988
STR	5.994,20	2.081.497	12.476.909.317
EURO	10.974,60	1.268.115	13.917.054.879

DEPOSITS:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	690	1.439.567	993.301.230

BANK LOANS:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	16.664.703	1.446.510	24.105.659.536.530

TRADE PAYABLES:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	1.724.522,96	1.446.510	2.494.539.706.870
SFR	150	859.994	128.999.100
EURO	4.384,10	1.274.231	5.586.356.127
STG	91.826,21	2.092.377	192.135.049.801

ADVANCES RECEIVED:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	1.743.457,42	1.446.510	2.521.928.592.604

Dec. 31, 2000

CASH:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	170.000,00	671.295.-	114.120.150.000
DM	1.331,48	316.044.-	420.806.265
ITL	263.450,00	318,5.-	83.908.825

BANKS:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	6.469,80.-	671.765.-	4.346.185.197
DM	117,12.-	316.265.-	37.040.957
STR	1,33.-	993.878.-	1.321.858
ITL	6.671,00.-	319,46.-	2.131.118
CAN$	600,00.-	442.432.-	265.459.200
EURO	360,44.-	618.561.-	222.954.127

RECEIVABLES:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	9.975.953,50.-	671.765.-	6.701.496.402.928
EURO	696.124,33.-	618.561.-	430.595.361.689

ADVANCES GIVEN:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	18.108.139,25-	671.765.-	12.164.414.163.276
ITL	7.840.000,00.-	319,46.-	2.504.566.400
STR	5.464,20.-	993.878.-	5.430.748.168
DM	5.433,19.-	316.265.-	1.718.327.835
CAN$	3.398,00.-	442.432.-	1.503.383.936

DEPOSITS GIVEN:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	26.900,00.-	671.765.-	18.070.478.500

BANK LOANS:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	15.896.242,00.	675.004.-	10.730.026.934.968

TRADE PAYABLES:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	3.724.319,69.	675.004.-	2.513.930.688.029
SFR	150,00.-	410.511.-	61.576.650
DEM	2.867,16.-	317.790.-	911.154.776
ITL	208.200,00.-	321,00.-	66.832.200
EURO	2.034.720,00.	621.544.-	1.264.668.007.680

ADVANCES RECEIVED:

CURRENCY	AMOUNT	EXCHANGE RATE	TL AMOUNT
USD	4.093.511,96.-	675.004.-	2.763.136.947.048

31- Amount of obligations such as guarantees, commitments and warranties, advances, and turnover given for the partners, affiliates, and subsidiaries: Does not exist. (Dec. 31, 2000: Does not exist.)

32- Average number of employees according to their categories working within the year:

	Dec. 31, 2001	Dec. 31, 2000
Officer	47	51
Worker	131	132
Manager	26	25
Engineer	13	12
Total	217	220

33- Other issues that needs explanation because of their significant impact on the financial statements or for the purpose of financial statements being interpreted, understood and clear:

a) The December 31st, 2001 financial statements of the company have been consolidated with the information for the same period of its two branches.

b) As of December 5, 2001, the company attained the approval of the Turkish Capital Markets Board for a capital increase from the current TL20,8 trillion to TL26 trillion through registering shares to foreign investors. The capital increase has not been completed as of 2001-end.

Goldaş Jewellery Industry Import Export Inc (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.), Notes to Income Statement, as of December 31st, 2001

(unless otherwise stated, in TL mn)

1- Depreciation expenses' redemption and amortization shares for the period: Depreciation expenses for the period is TL227.722. (Dec. 31, 2000: TL184.641)

	Dec. 31, 2001		Dec. 31, 2000	
a) Depreciation Expenses:		49.210.-		44.681.-
aa) Normal depreciation expenses	49.210.-		44.681.-	
ab) Depreciation expenses arising from revaluation:	-		-	
b) Redemption and amortization shares		178.512.-		139.960.-

2- Discounts and allowance expenses for the period:

	Dec. 31, 2001	Dec. 31, 2000
-Equivalent of severance benefits:	103.145.-	66.247.-
-Equivalent of value decrease in inventory:	931.521.-	675.154.-

3- All the financial expenses for the period:

Dec. 31, 2001	19.882.537.-TL
a) Amount given to production cost:	345.123.-TL
b) Amount written as direct expense:	16.221.036.-TL
c) Amount given to the cost of trade goods:	393.031.-TL
d) Amount given to other merchandise cost:	2.155.533.-TL
e) Amount given to operating expenses:	767.814.-TL

Dec. 31, 2000	3.105.957.-TL
a) Amount given to production cost:	186.679.-TL
b) Amount written as direct expense:	1.660.278.-TL
c) Amount given to the cost of trade goods:	75.056.-TL
d) Amount given to other merchandise cost:	738.257.-TL
e) Amount given to operating expenses:	445.687.-TL

4- Financial expenses of the period related to shareholders, affiliates and subsidiaries: Does not exist. (Dec. 31, 2000: Does not exist)

5- Sales and purchases to and from the shareholders, affiliates and subsidiaries:

	Dec. 31, 2001		Dec. 31, 2000	
	Purchase	Sales	Purchase	Sales
Yalınkaya Holding Corp.	59.317.-	19.404.-	38.822.-	18.694.-

6- Interest, rent and other similar payments received or paid to shareholders, subsidiaries and affiliates: In December 31st, 2001, an amount of TL1,800 mn has been paid to shareholders as office rent. There is no interest and other similar payments received or paid to the affiliates and subsidiaries. (Dec. 31, 2000: TL1,200 mn)

7- Total amount of salaries and other benefits provided in the current year to the executive managers as chairman of the board, general manager, general coordinator and deputy general manager: TL257.213 (Dec. 31, 2000: TL125.440)

8- Depreciation methods and the increasing (+) or decreasing (-) effects of the changes made on these methods on the depreciation expenses of the period: Straight-line depreciation method has been applied and there has been no changes regarding allowances for depreciation.

9- Inventory cost calculation systems (like phase or order cost) and methods (like weighted average cost, First-in, first out (FIFO), moving average cost): Inventory cost has been calculated using actual cost system with FIFO method.

10- Reasons for not taking partial or completed actual inventory, if there is such a situation: Actual inventory taking process has been completed. (Dec. 31, 2000: Actual inventory taking process had been completed.)

11- The amount of goods and services sales under the situation of sale of products, scrap metal and remnants and sale of services that are within the domestic and international sales item, exceeding 20% of gross sales: Does not exist. (Dec. 31, 2000: Does not exist)

12- Information on the incentives and subventions regarding company sales, if there are any: Does not exist. (Dec. 31, 2000: Does not exist)

13- Note to the amounts and sources of the revenue, profits, expenses and losses for the previous period:

a) Dec. 31, 2001		**167.-**
AHL Branch Expenses registered in 2001	167.-	
b) Dec. 31, 2000		**70.-**
Correction in depreciation account	70.-	

14- Profit per share, dividend ratios to be stated separately for ordinary and privileged shares: (fully stated) Does not exist. (Dec. 31, 2000: Does not exist.)

15- Changes in production of goods and services realized by the company within the period, stated separately for each and every main manufacturing group: (Gram)

a) Dec. 31, 2001

TYPE	Dec. 31, 2001	Dec. 31, 2000
8K	31.806,66	49.149,10
9K	136.487,16	37.226,51
10K	214.574,64	120.392,88
14K	3.542.037,77	3.735.529,18
18K	3.648.699,47	3.872.353,99
21K	675,80	-
22K	3.217.245,13	3.743.493,79

b) Dec. 31, 2000

TYPE	Dec. 31, 2000	Dec. 31,1999
8K	49.149,10	91.730,60
9K	37.226,51	204.078,08
10K	120.392,88	130.052,94
14K	3.735.529,18	2.027.821,23
18K	3.872.353,99	690.182,67
22K	3.743.493,79	1.725.685,22
SILVER	-	16.094,50

16- Changes in sales of goods and services realized by the company within the period, stated separately for each and every main manufacturing group: (Gram)

a) Dec. 31, 2001

TYPE	Dec. 31, 2001	Dec. 31, 2000
8K	42.241,63	55.671,40
9K	137.449,95	65.932,90
10K	219.516,20	114.795,76
14K	3.638.119,92	3.908.195,14
18K	5.335.570,57	4.219.886,75
21K	187.477,80	996.344,00
22K	4.012.259,40	5.121.617,29
24K	6.071.906,55	2.103.781,99
SILVER	-	1.133,55
ALLOY	164.226,48	194.085,84
ACCESSORY (unit)	24.550,00	238.480,00

b) Dec. 31, 2000

TYPE	Dec. 31, 2000	Dec. 31, 1999
8K	55.671,40	71.196,48
9K	65.932,90	155.804,50
10K	114.795,76	115.314,28
14K	3.908.195,14	1.769.560,87
18K	4.219.886,75	726.583,20
21K	996.344,00	-
22K	5.121.617,29	2.730.043,88
24K	2.103.781,99	5.298.432,00
SILVER	1.133,55	8.203,30
ALLOY	194.085,84	486.000,00
OTHER	238.480,00	-

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Balance Sheet (USD) as of December 31st, 2001

		CURRENT YEAR December 31st, 2001			PREVIOUS YEAR December 31st, 2000		
ASSETS							
I-CURRENT ASSETS				**55,436,746**			**48,420,301**
A- Liquid Assets			**236,569**			**540,021**	
1-Cash		218,765			200,939		
2-Banks		17,804			339,082		
3-Other Liquid Assets		-			-		
B- Marketable Securities			-			-	
C- Trade Receivables			**29,178,335**			**21,935,038**	
1-Customers	Note,11	29,178,335			21,935,038		
2-Notes Receivable		-			-	-	
3-Deposits and Guarantees Given		-			-		
4-Other Trade Receivables		-			-		
5-Rediscounts On Notes Receivables (-)		-			-		
6-Provision For Doubtful Receivables (-)		-			-		
D-Other Receivables			**47,174**			**235,295**	
1-Due from Shareholders		-			-		
2-Due from Subsidiaries		-			-		
3-Due from Associated Companies		-			-		
4-Other Trade Receivables	Note,22	47,174			235,295		
5-Rediscounts on Other Notes Receivables (-)		-			-		
6-Provision For Other Doubtful Receivables(-)		-			-		
E-Inventories	Note,11		**25,898,796**			**25,617,229**	
1-Raw Materials and Supplies		2,415,742			2,108,549		
2-Semi Finished Goods		2,003,954			1,747,686		
3-Intermediary Goods		-			-		
4-Finished Goods		2,633,071			2,056,753		
5-Trade Goods		3,218,868			1,922,950		
6-Other Inventories		-			1,840		
7-Provision for Inventories (-)		-296,977			-315,636		
8-Advances given for Purchases		15,924,138			18,095,087		
F-Other Current Assets	Note,22		**75,872**			**92,718**	
II-LONG TERM ASSETS				**944,558**			**1,260,345**
A-Long Term Trade Receivables			**881**			**27,310**	
1-Customers		-			-		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		881			27,310		
B-Other Long Term Trade Receivables			-			-	
C-Financial Long Term Assets			-			-	
D- Long Term Fixed Assets	Note,8,11		**211,683**			**315,461**	
1-Land		-			-		
2-Land Improvements		-			-		
3-Buildings		-			-		
4-Machinery and Equipments		233,005			341,479		
5-Motor Vehicles		50,289			69,308		
6-Furniture and Fixtures		293,199			361,854		
7-Other Tangible Fixed Assets		-			-		
8-Accumulated Depreciation (-)		-364,810			-457,180		
9-Investment in Progress		-			-		
10-Advances given for Purchases		-			-		
E-Intangible Fixed Assets	Note,11		**726,453**			**909,148**	
1-Establishment and Foundation Expenses		12,516			7,035		
2-Rights		179,669			195,120		
3-Research and Development Expenses		451,367			639,737		
4-Other Intangible Fixed Assets		82,901			67,256		
5-Advances to Suppliers		-			-		
F-Other Long Term Assets	Note,22	5,541	**5,541**		8,426	**8,426**	
TOTAL ASSETS		**56,381,304**	**56,381,304**	**56,381,304**	**49,680,646**	**49,680,646**	**49,680,646**

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Balance Sheet (USD) as of December 31st, 2001

		CURRENT YEAR December 31st, 2001			PREVIOUS YEAR December 31st, 2000		
LIABILITIES							
I-SHORT TERM LIABILITIES				21,442,237			26,970,582
A-Financial Liabilities			17,252,889			16,722,458	
1-Bank Loans		17,232,270			16,722,458		
2-Current Maturity Loans and Accrued Int.		-			-		
3-Other Financial Liabilities		20,619			-		
B-Trade Payables			1,960,457			5,787,256	
1-Suppliers	Note,11	1,958,796			5,787,256		
2-Notes Payables		-			-		
3-Deposits and Guarantees Received		-			-		
4-Other Trade Payables		1,661			-		
5-Rediscounts on Notes Payable (-)		-			-		
C-Other Liabilities			34,038			74,851	
1-Due to Shareholders		-			-		
2-Due to Subsidiaries		-			-		
3-Due to Associated Companies		-			-		
4-Accrued Expenses		-			-		
5-Taxes and Other Duties Payable		34,038			74,851		
6-Postponed Payables to Governmental Agencies		-			-		
7-Other Liabilities		-			-		
8-Rediscounts on Notes Payable (-)		-			-		
D-Advances Taken		1,751,866	1,751,866		4,113,249	4,113,249	
E-Provisions for Liabilities and Expenses			442,987			272,768	
1-Provision for Taxes	Note,11	-			-		
2-Provision for Other Debts and Liabilities	Note,22	442,987			272,768		
II-LONG TERM LIABILITIES				565,860			439,394
A-Financial Liabilities			418,698			277,574	
1- Bank Loans		-			-		
2- Bonds and Notes Issued		-			-		
3- Other Securities Issued		-			-		
4- Other Financial Liabilities	Note,22	418,698			277,574		
B-Trade Liabilities			-				
1-Suppliers							
2-Notes Payable							
3-Deposits and Guarantees Received							
4-Discounts on Notes Payable (-)							
5-Other Long-Term Liabilities							
C-Other Long Term Payables			-				
D-Order Advances			-				
E-Provisions for Debt and Expense			147,162			161,820	
1-Provision for Retirement Pay	Note,11	147,162			161,820		
2-Other Provision for Debt and Expense		-			-		
III-SHAREHOLDERS' EQUITY				34,373,207			22,270,670
A-Share Capital	Note,2,3,4,5	27,901,864	27,901,864		13,079,095	13,079,095	
B-Capital Commitment (-)			-			-	
C-Share Premium			142,946		.	144,530	
D-Revaluation Fund			-			-	
1-Revaluation of Fixed Assets	Note,29	3,889	3,889		3,889	3,889	
2-Revaluation of Subsidiaries		-			-		
3-Revaluation of Share in Stock Exchange		-			-		
E-Reserves			1,348,258			606,346	
1-Legal Reserve		962,688			414,920		
2-Statutory Reserve		-			-		
3-Special Reserve		-			-		
4-General Reserve		385,570			191,426		
5-Cost Revision Reserve		-					
6-Income from Sale of Fixed Assets and Investments to be Added to Share Capital		-					
7-Translation Gain/Loss(-) For Balance Sheet		-13,692,900	-13,692,900		-2,421,056	-2,421,056	
F-Current Period Income, net		18,669,150	18,669,150		10,857,866	10,857,866	
G-Current Period Loss (-)			-			-	
H-Accumulated Losses (-)			-			-	
TOTAL LIABILITIES		56,381,304	56,381,304	56,381,304	49,680,646	49,680,646	49,680,646

Goldaş Jewellery Industry Import Export Inc.
(Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.)
Income Statement (USD) for December 31st, 2001 - December 31st, 2000 Period

		CURRENT YEAR December 31st, 2001		PREVIOUS YEAR December 31st, 2000	
A-GROSS SALES			**181,687,063**		**150,552,002**
1-Domestic Sales		114,921,535		87,112,158	
2-Export Sales		66,170,611		62,791,671	
3-Other Sales		594,917		648,173	
B-SALES DEDUCTIONS (-)			**-235,905**		**-**
1-Sales Returns(-)		-		-	
2-Sales Discounts (-)		-235,905		-	
3-Other Deductions (-)		-		-	
C-NET SALES			**181,451,158**		**150,552,002**
D-COST OF SALES (-)			**-156,573,248**		**-133,166,732**
GROSS INCOME			**24,877,910**		**17,385,270**
E-OPERATING EXPENSES (-)			**-3,654,088**		**-3,793,889**
1-Research and Development Expenses (-)	Note Bls. 11	-29,098		-123,670	
2-Marketing Selling Expenses (-)	Note Bls. 11	-642,573		-884,024	
3-General Administartion Expenses (-)	Note Bls. 11	-2,982,417		-2,786,195	
OPERATING PROFIT			**21,223,822**		**13,591,381**
F-OTHER OPERATIONAL INCOME			**28,785,746**		**4,366,934**
1-Interest and Other Dividend Income		15,691		18,311	
2-Other Operational Income	Note Bls.22	28,770,055		4,348,623	
G-OTHER OPERATIONAL EXPENSES (-)			**-10,795,023**		**-2,759,170**
H-FINANCIAL EXPENSES (-)			**-16,293,261**		**-2,685,842**
1-Financial Expenses (Short Term)(-)	Note,3	-16,293,261		-2,685,842	
2-Financial Expenses (Long Term) (-)		-		-	
PROFIT BEFORE EXTRAORDINARY ITEMS&TAX			**22,921,284**		**12,513,303**
I-EXTRAORDINARY INCOME			**525,213**		**12,329**
1-Non Operating Provisions		-		-	
2-Previous Period Income		-		-	
3-Other Extraordinary Income	Note Bls.22	525,213		12,329	
J-EXTRAORDINARY EXPENSE			**-764**		**-128**
1-Non Operating Expense (-)		-			
2-Previous Period Expense (-)	Note,13	-181		-128	
3-Other Extraordinary Expense (-)	Note Bls.22	-583		-	
INCOME BEFORE TAXATION			**23,445,733**		**12,525,504**
K-TAXATION CHARGE			**-**		
TRANSLATION LOSS FOR INCOME STATEMENT		-4,776,583	**-4,776,583**	-1,667,638	**-1,667,638**
NET INCOME FOR THE PERIOD			**18,669,150**		**10,857,866**

Independent Auditor's Report of
Goldaş Jewellery Industry Import Export Inc.
for the Period January 1st, 2001 - December 31st, 2001

We have audited the balance sheet and income statement of Goldaş Jewellery as of December 31st 2001. Our audit was conducted in accordance with the generally accepted accounting principles and standards announced by the Capital Markets Board and therefore, it covers the control of accounting entries related with calculations and transactions and other auditing methods and techniques that we considered necessary.

Our audit has not intended to meet the requirements of International Accounting Standards (IAS). Fixed assets and shareholders' equity items of the balance sheets are converted to USD by using historical cost method and all other items of the financial tables are converted to USD by using the year-end exchange rate.

The company has two branches, which are in AHL Free Trade Zone and Marmara Research Center Technology Free Trade Zone. Tables accompanying the report are prepared in the "consolidated" way to include the revenues and expenses of the free trade zone branches.

In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goldaş Jewellery as of December 31st, 2001, and the results of their operations, and in conformity with the generally accepted accounting principles announced by the Capital Markets Board which are applied consistently with the previous year's accounting period.

İstanbul, March 31st, 2002

KAPİTAL YEMİNLİ MALİ MÜŞAVİRLİK A.Ş.
Correspondent Firm of RSM International

CELAL PAMUKÇU
Authorized Partner Head Auditor

Kapital Yeminli Mali Müşavirlik A.Ş. - RSM Int.

EMF Yeminli Mali Müşavirlik A.Ş.

A. Olcayto Ünal Mali Müşavirlik

EBS Consulting & Ventures Ltd.

Atım & Atım Hukuk Bürosu

Postacıoğlu Hukuk Bürosu

CFS Yönetim Danışmanlığı ve Bilişim Hizmetleri Ltd.

Bureau Veritas Gözetim Hizmetleri A.Ş. (BVQI)

İlyada İletişim Yayıncılık Reklam ve Danışmanlık Hizmetleri Ltd.

Güzel Sanatlar Reklamcılık ve Tanıtım A.Ş. - Saatchi & Saatchi

GOLDAŞ KUYUMCULUK SANAYİ İTHALAT İHRACAT A.Ş.

24, Kayalar Sokak Merter, 34010 İstanbul - Turkey

Tel: 90(212) 637 4000

(800) 219 6061

Fax: 90(212) 637 4007-08

NEW YORK REPRESENTATIVENESS

GOLDART INTERNATIONAL, INC.

1305 Franklin Avenue Suite:245 Garden City, NY 11530

Tel: 1(516) 294 8370

(800) 227 7489

Fax: 1(516) 294 3888

e-mail: goldart.usa@goldas.com

LONDRA REPRESENTATIVENESS

GOLDART (UK) LTD.

100 Hatton Garden, Suite 115/116 London EC1N 8NX

Tel: 44(20) 7831 7555

(800) 917 0827

Fax: 44(20) 7242 2999

e-mail: goldart.uk@goldas.com

www.goldas.com

e-mail: goldas@goldas.com

İstanbul

Rumeli Caddesi No:67 Nişantaşı Tel: 90(212) 291 18 50

Bağdat Caddesi No:337 Şaşkınbakkal Tel: 90(216) 357 56 18

Galleria Alışveriş Merkezi No:315 Ataköy Tel: 90(212) 559 11 68

Ankara

Migros Alışveriş Merkezi No:Z18 İskitler Tel: 90(312) 541 12 45

İzmir

Cumhuriyet Bulvarı No:217/A Alsancak Tel: 90(232) 463 81 14

Bursa

Zafer Plaza No: 118 Tel: 90(224) 220 97 38

Goldaş Pazarlama A.Ş. operates Goldaş stores.





www.goldas.com